Exhibit 99.1

October 24, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that on October 21, 2016, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), received a notification that a class action lawsuit was filed by the Asociación para la Defensa de Usuarios y Consumidores (the Association for the Defense of Users and Consumers or “ADUC”), a local association for the defense of consumers, objecting to a stamp tax that Banco Galicia applies to its customers when signing consumer contracts under the jurisdiction of the Autonomous City of Buenos Aires.

The lawsuit was filed at the Commercial Court of First Instance number 20, Secretariat 40.

Banco Galicia is analyzing the content and implications of the lawsuit. Banco Galicia believes that the claim is not supported.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.